UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Threshold Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

885807107

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885807107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Three Arch Partners III, L.P. (“TAP III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
3,264,711 shares, except that Three Arch Management III, L.L.C. (“TAM III”), the general partner of TAP III, may be deemed to have sole power to vote these shares; Mark A. Wan (“Wan”), a managing member of TAM III, may be deemed to have sole power to vote these shares; Wilfred E. Jaeger (“Jaeger”), a managing member of TAM III, may be deemed to have sole power to vote these shares; and Barclay Nicholson (“Nicholson”), a managing member of TAM III, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
3,264,711 shares, except that TAM III, the general partner of TAP III, may be deemed to have sole power to vote these shares; Wan, a managing member of TAM III, may be deemed to have sole power to vote these shares; Jaeger, a managing member of TAM III, may be deemed to have sole power to vote these shares; and Nicholson, a managing member of TAM III, may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,264,711

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.77%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Three Arch Associates III, L.P. (“TAA III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
175,491 shares, except that TAM III, the general partner of TAA III, may be deemed to have sole power to vote these shares; Wan, a managing member of TAM III, may be deemed to have sole power to vote these shares; Jaeger, a managing member of TAM III, may be deemed to have sole power to vote these shares; and Nicholson, a managing member of TAM III, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
175,491 shares, except that TAM III, the general partner of TAA III, may be deemed to have sole power to vote these shares; Wan, a managing member of TAM III, may be deemed to have sole power to vote these shares; Jaeger, a managing member of TAM III, may be deemed to have sole power to vote these shares; and Nicholson, a managing member of TAM III, may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 175,491

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.47%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Three Arch Management III, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
3,440,202 shares, except that Wan, a managing member of TAM III, may be deemed to have sole power to vote these shares; Jaeger, a managing member of TAM III, may be deemed to have sole power to vote these shares; and Nicholson, a managing member of TAM III, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
3,440,202 shares, except that Wan, a managing member of TAM III, may be deemed to have sole power to vote these shares; Jaeger, a managing member of TAM III, may be deemed to have sole power to vote these shares; and Nicholson, a managing member of TAM III, may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,440,202

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.24%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark A. Wan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
3,440,202 shares, of which 3,264,711 are directly owned by TAP III; and 175,491 shares are directly owned by TAA III.  Wan is a managing member of TAM III, which is the general partner of TAP III and TAA III, and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
3,440,202 shares, of which 3,264,711 are directly owned by TAP III; and 175,491 shares are directly owned by TAA III.  Wan is a managing member of TAM III, which is the general partner of TAP III and TAA III, and may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,440,202

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.24%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wilfred E. Jaeger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
3,440,202 shares, of which 3,264,711 are directly owned by TAP III; and 175,491 shares are directly owned by TAA III.  Jaeger is a managing member of TAM III, which is the general partner of TAP III and TAA III, and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
3,440,202 shares, of which 3,264,711 are directly owned by TAP III; and 175,491 shares are directly owned by TAA III.  Jaeger is a managing member of TAM III, which is the general partner of TAP III and TAA III, and may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,440,202

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.24%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barclay Nicholson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
3,440,202 shares, of which 3,264,711 are directly owned by TAP III; and 175,491 shares are directly owned by TAA III.  Nicholson is a managing member of TAM III, which is the general partner of TAP III and TAA III, and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
3,440,202 shares, of which 3,264,711 are directly owned by TAP III; and 175,491 shares are directly owned by TAA III.  Nicholson is a managing member of TAM III, which is the general partner of TAP III and TAA III, and may be deemed to have sole power to vote these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,440,202

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.24%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Threshold Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1300 Seaport Boulevard Redwood City, CA 94063

Item 2.
(a)

Name of Person Filing
Three Arch Partners III, L.P. (“TAP III”), Three Arch Associates III, L.P. (“TAA III”), Three Arch Management III, L.L.C. (“TAM III”), Mark A. Wan (“Wan”), Wilfred E. Jaeger (“Jaeger”), and Barclay Nicholson (“Nicholson”).    The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Wan, Jaeger, and Nicholson are the sole managing members of TAM III, the sole general partner of TAP III and TAA III.  TAA III invests alongside TAP III in all investments made by TAP III.

	(b)	Address of Principal Business Office or, if none, Residence The address for each of the Reporting Persons is: Three Arch Partners 3200 Alpine Road Portola Valley, CA 94028
(c)

Citizenship
Wan and Nicholson are United States citizens.  Jaeger is a Canadian citizen.  TAP III and TAA III are limited partnerships organized under the laws of the State of Delaware.  TAM III is a limited liability company organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 885807107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 37,242,844 shares of Common Stock outstanding  as of October 31, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2005:

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of TAP III and TAA III and the limited liability company agreement of TAM III, the general and limited partners of each such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2006

THREE ARCH PARTNERS III, L.P.

By:	Three Arch Management III, L.L.C.

By:	/s/ Barclay Nicholson
Managing Member

THREE ARCH ASSOCIATES III, L.P.

By:	Three Arch Management III, L.L.C.

By:	/s/ Barclay Nicholson
Managing Member

THREE ARCH MANAGEMENT III, L.L.C.

By:	/s/ Barclay Nicholson
Managing Member

MARK A. WAN

By:	/s/ Barclay Nicholson
Authorized Signature

WILFRED E. JAEGER

By:	/s/ Barclay Nicholson
Authorized Signature

BARCLAY NICHOLSON

By:	/s/ Barclay Nicholson
Barclay Nicholson

This Schedule 13G was executed pursuant to a Statement Appointing Designated Filer and Authorized Signatories.  Note that copies of the applicable Statement Appointing Designated Filer and Authorized Signatories are already on file with the appropriate agencies.

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Threshold Pharmaceuticals, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated February 13, 2006

THREE ARCH PARTNERS III, L.P.

By:	Three Arch Management III, L.L.C.

By:	/s/ Barclay Nicholson
Managing Member

THREE ARCH ASSOCIATES III, L.P.

By:	Three Arch Management III, L.L.C.

By:	/s/ Barclay Nicholson
Managing Member

THREE ARCH MANAGEMENT III, L.L.C.

By:	/s/ Barclay Nicholson
Managing Member

MARK A. WAN

By:	/s/ Barclay Nicholson
Authorized Signature

WILFRED E. JAEGER

By:	/s/ Barclay Nicholson
Authorized Signature

BARCLAY NICHOLSON

By:	/s/ Barclay Nicholson
Barclay Nicholson

This Schedule 13G was executed pursuant to a Statement Appointing Designated Filer and Authorized Signatories.  Note that copies of the applicable Statement Appointing Designated Filer and Authorized Signatories are already on file with the appropriate agencies.